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SEC Mail Processing Section
FEB 27 2017
Washington DC
416

# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-69506

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2016** AND ENDING **12/31/2016**
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RealCadre LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 Lafayette Street, 7th Floor
(No. and Street)

| New York | New York | 10012 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

| 750 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Ryan Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RealCadre LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CATHERINE CASE
Notary Public - State of New York
No. 01CA6324550
Qualified in Kings County
My Commission Expires May 11, 2019

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Contents**

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
RealCadre LLC

We have audited the accompanying statement of financial condition of RealCadre LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RealCadre, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 21, 2017

Audited Statement of Financial Condition
December 31, 2016

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 7,274,254 |
| Receivable from parent | 3,295,021 |
| Prepaid expenses and other assets | 149,332 |
| Employee Loans | 244,315 |
| **TOTAL ASSETS** | $ 10,962,922 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| **LIABILITIES:** | |
| Accounts payable and accrued expenses | $ 3,590,188 |
| **TOTAL LIABILITIES** | 3,590,188 |
| **MEMBER'S EQUITY** | 7,372,734 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 10,962,922 |

Notes to Statement of Financial Condition
For the year ended December 31, 2016

**1. Organization and Nature of Business**

RealCadre Company, Inc. ("RCI"), formerly Westminster JJR, Inc., was formed on June 11, 2014 and commenced operations on June 16, 2014. On May 5, 2015 RCI merged with and into RealCadre Mergerco LLC ("RML"), a Delaware limited liability company. RML changed its name to RealCadre LLC (the "Company") effective June 15, 2015. The Company is wholly-owned by Quadro Partners, Inc. ("Parent"), a Delaware corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission and effective January 7, 2015, became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers private placements and does not take custody of securities.

**2. Summary of Significant Accounting Policies**

**a) Basis of Presentation**
The accompanying statement of financial condition has been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP").

The preparation of the statement of financial condition in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts. Actual amounts could differ from these estimates.

**b) Revenue Recognition**
The Company earns offering fees as a placement agent in connection with the offering of units in real estate investment vehicles. Revenues are recorded when (i) all engagement terms have been satisfied and (ii) the offering fee is not subject to contingencies.

**c) Income Taxes**
As a single-member LLC wholly owned by Parent, the Company's financial results are reflected on the Parent's tax return. Under FASB ASC 740, "Income Taxes" ("ASC 740"), the Company determines its income tax provision on a separate company basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

**d) Stock-based Compensation**
The Company measures and recognizes compensation expense for all share-based payment awards made to employees, non-employee directors, and consultants, including employee stock options at fair value using the Black-Scholes option pricing model. Stock-based compensation for employees is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the vesting period of the grant.

**e) Fair Value of Financial Instruments**
The recorded amounts of the Company's cash, receivable from parent, other assets, accounts payable and accrued expenses approximate their fair values, principally based on the short-term nature of these items. The carrying value of the employee loans approximates their fair value due to the stated interest rates approximating market interest rates.

**3. Cash**

The Company maintains cash balances which, at times may exceed federally insured limits. In the event of a financial institution's insolvency, the recovery of losses may be limited. The Company attempts to mitigate the risk of loss by depositing funds with large financial institutions.

**4. Accounts Receivable**

Accounts receivable are stated net of allowances for doubtful accounts. The allowance is estimated based on historical performance and projections of trends. Receivables are written off when management determines they are uncollectible. As of December 31, 2016, the amount of total accounts receivable was de minimis, included in other assets in the statement of financial condition and were deemed collectible.

Notes to Statement of Financial Condition
For the year ended December 31, 2016

**5. Related Party Transactions**

**(a) Employee Loans**

The Company issued loans to employees during 2015. At December 31, 2016, the Company is due $224,315 from employees, which is presented in Employee Loans on the Statement of Financial Condition. Interest rates on employee loans range from .40% to 1.53%. At December 31, 2016, accrued interest of $4,788 is included in Employee Loans as presented on the Statement of Financial Condition.

**(b) Due from Parent**

The Company and its Parent are involved in an expense sharing agreement. At December 31, 2016, the Company was due $3,295,021 from the Parent for payments made on behalf of the Parent relating to the expense sharing agreement.

**(c) Offering Fees**

In consideration of the offering services provided by the Company, affiliates of the Company paid $1,460,943 in offering fees to the Company.

**6. Income taxes**

As of December 31, 2016, the Company has NOL's for federal and state income tax purposes totaling appoximately $15,500,000.

For financial statement purposes, net deferred tax assets of approximately $7,000,000 primarily related to an NOL carryforward has been fully offset with a valuation allowance. Realization of deferred taxes is dependent on generating future taxable income.

**7. Capital**

Prior to the merger (see Note 1), RCI had 27,250,000 shares of common stock authorized, of which 12,000,000 issued and outstanding (the "RealCadre Common Stock") and 13,991,867 shares of preferred stock authorized, of which 2,991,867 were designated Series A and were fully issued and outstanding (the "RealCadre Preferred Stock"). Additionally, RCI granted a total of 1,719,897 options to purchase common stock, of which 417,618 were designated restricted stock grants, (the "RealCadre Options") under its 2015 Stock Option Plan (the "RealCadre Plan"), which were granted at various dates from December 2014 through May 2015. The options were granted to certain employees and directors of the Company, as well as external consultants, with an exercise price of $1.24 per share, have a term of ten years and vest over the period defined in each grant agreement, generally over four years.

Effective with the merger, the oustanding RealCadre Common Stock and RealCadre Preferred Stock were converted into such equivalent shares of the Parent. Additionally, with the merger, the Parent assumed the options granted under the RealCadre Plan that were outstanding immediately prior to the effective time of the merger (the "RealCadre Plan Options"). Upon assumption, each RealCadre Option converted into an option to purchase shares of the Parent's common stock, subject to the same terms and conditions as originally issued. No additional grants of equity awards under the RealCadre Plan were permitted following the closing of the merger.

During 2016, 533,317 RealCadre Options were excercised at $1.24 per share and 358,356 RealCadre Options were cancelled upon employee resignation or termination. 626,495 RealCadre Options remain outstanding at December 31,2016.

Notes to Statement of Financial Condition
For the year ended December 31, 2016

**7. Capital (Continued)**

Additionally during 2016, 826,842 options to purchase common stock of the Parent were issued ("Parent Option") and 948,960 restricted stock grants of the Parent ("Parent Restricted Stock Grant") were issued. Each Parent Option and Parent Restricted Stock Grant has an exercise price of $5.77, a term of ten years and vests over the period defined in each grant agreement, generally over four years. During the year, 61,276 Parent Options were cancelled due to employee terminations. 3,248 Parent Options were exercised and 948,960 Parent Restricted Stock Grants were exercised during the year.

**8. Indemnifications**

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

**9. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2016, the Company had net capital of $3,684,066 which was $3,434,066 in excess of its required net capital of $250,000 and the Company's aggregate indebtedness to net capital percentage was 97.45%. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

**10. Subsequent Events**

There were no material subsequent events which affected the amounts or disclosures in the statement of financial condition.

# Real Cadre, LLC

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2016

## Real Cadre, LLC

**DECEMBER 31, 2016**

Table of Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES**

To the Managing Member of
RealCadre LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by RealCadre LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of RealCadre LLC for the year ended December 31, 2016, solely to assist you and SIPC in evaluating RealCadre LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 21, 2017

# Real Cadre, LLC

## SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| TOTAL REVENUES | $ 1,483,868 |
| ADDITIONS | 196 |
| DEDUCTIONS | (196) |
| SIPC NET OPERATING REVENUES | 1,483,868 |
| GENERAL ASSESSMENT @ .0025 | 3,710 |
| Less: Payments made with Form SIPC 6 | 1,389 |
| TOTAL ASSESSMENT BALANCE AND INTEREST DUE | $ 2,321 |

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 16
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069506 FINRA DEC
REAL CADRE COMPANY
C/O RYAN WILLIAMS
295 LAFAYETTE ST. 7TH FLOOR
NEW YORK, NY 10012-2701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jay Gettenberg 212-668-8700

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $3,710 |
| B. Less payment made with SIPC-6 filed (exclude interest) July 28, 2016 (Date Paid) | | (1,389) |
| C. Less prior overpayment applied | | ( ) |
| D. Assessment balance due or (overpayment) | | 2,321 |
| E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum | | |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $2,321 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $2,321 | |
| H. Overpayment carried forward | $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

REAL CADRE COMPANY
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of January, 20 17.

FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 16 and ending December 31, 20 16
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,483,868 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | 196 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 196 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $196 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 196 |
| Total deductions | 196 |
| 2d. SIPC Net Operating Revenues | $ 1,483,868 |
| 2e. General Assessment @ .0025 | $ 3,710 (to page 1, line 2.A.) |